SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                               Zapata Corporation*
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    989070602
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Falcone
                               555 Madison Avenue
                                   16th Floor
                            New York, New York 10022
                                 (212) 521-6988
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 9, 2009
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD., HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. AND/OR GLOBAL OPPORTUNITIES BREAKAWAY LTD. (COLLECTIVELY, THE "FUNDS"). ALL OTHER REPORTING PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR ALL OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Master Fund I, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [x]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,312,654

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    3,312,654

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,312,654

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.2%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,312,654

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    3,312,654

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,312,654

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.2%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,312,654

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    3,312,654

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,312,654

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.2%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,312,654

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    3,312,654

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,312,654

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.2%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Global Opportunities Breakaway Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,312,654

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    3,312,654

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,312,654

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.2%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Global Opportunities Breakaway Management, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,312,654

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    3,312,654

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,312,654

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.2%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Global Opportunities Breakaway Management GP, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,312,654

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    3,312,654

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,312,654

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.2%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Holdings, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    6,625,308

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    6,625,308

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,625,308

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.4%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Philip Falcone

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    9,937,962

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    9,937,962

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,937,962

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    51.6%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 989070602
          ---------------------

Item 1. Security and Issuer.

ITEM 1 OF SCHEDULE 13D IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

This Amendment No. 1 amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on June 19, 2009 (the
Schedule 13D as amended is herein referred to as the "Schedule 13D").

--------------------------------------------------------------------------------

Item 2. Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JUNE 19, 2009.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 3,312,654 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 3,312,654 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 3,312,654 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 3,312,654 Shares.

As of the date hereof the Breakaway Fund may be deemed to beneficially own 3,312,654 Shares.

As of the date hereof Breakaway Management may be deemed to beneficially own 3,312,654 Shares.

As of the date hereof Breakaway Management GP may be deemed to beneficially own 3,312,654 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 6,625,308 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 9,937,962 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON JUNE 19, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

On July 9, 2009, the Issuer held its 2009 Annual Meeting of Stockholders. At the Annual Meeting, the Issuer's stockholders reelected Avram A. Glazer and elected Philip A. Falcone and Corrine J. Glass as Class II directors of the Issuer's Board of Directors. Following the Annual Meeting, the transactions contemplated under Share Purchase Agreement were completed (the "Closing") and the Funds purchased the Shares from the Sellers and 757,907 shares of common stock of Zap.Com Corporation from Family LP and Avram Glazer. In addition, as contemplated under the Share Purchase Agreement, on July 9, 2009, the Funds purchased an additional 49,278 Shares from certain other members of the Glazer family. The Funds have offered to purchase an additional 12,099 Shares from another member of the Glazer family.

Additionally, as required by the terms of the Share Purchase Agreement, following the Annual Meeting, directors Avram Glazer, Bryan Glazer, Darcie Glazer and Edward Glazer resigned from the Issuer's Board of Directors. Avram Glazer also resigned as the Issuer's Chairman, President and Chief Executive Officer. Additionally, the remaining directors appointed Lawrence M. Clark, Jr. and Peter A. Jenson to fill two of the vacancies on the Issuer's Board of Directors created by such resignations and elected Mr. Falcone to fill the positions of Chairman of the Board and President and Chief Executive Officer and Mr. Jenson as Secretary of the Issuer. Each of Messrs. Falcone, Clark and Jenson and Ms. Glass are employees of Harbinger LLC.

Concurrently with the Closing, Edward S. Glazer and Bryan G. Glazer resigned from each position held by such person with Zap.com and Avram Glazer, Zap.com"s sole director, increased the authorized number of directors of Zap.com to 4 members and appointed Philip A. Falcone, Corrine J. Glass and Lawrence M. Clark, Jr. to fill three vacancies on Zap.com's Board of Directors resulting from the increase in the authorized number of directors. Following the appointment of the new directors, Avram Glazer resigned from Zap.com's Board of Directors and as Zap.com's Chairman, President and Chief Executive Officer. The remaining directors then appointed Mr. Falcone to fill the positions of Chairman of the Board and President and Chief Executive Officer and Peter A. Jenson as Secretary of Zap.com.

--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 3,312,654 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,312,654 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,312,654 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 3,312,654 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,312,654 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,312,654 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 3,312,654 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,312,654 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,312,654 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 3,312,654 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,312,654 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,312,654 Shares.

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 3,312,654 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,312,654 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,312,654 Shares.

(a, b) As of the date hereof, Breakaway Management may be deemed to be the beneficial owner of 3,312,654 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Breakaway Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,312,654 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,312,654 Shares.

(a, b) As of the date hereof, Breakaway Management GP may be deemed to be the beneficial owner of 3,312,654 Shares, constituting 17.2% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Breakaway Management GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,312,654 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,312,654 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 6,625,308 Shares, constituting 34.4% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,625,308 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,625,308 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 9,937,962 Shares, constituting 51.6% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,937,962 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,937,962 Shares.

--------------------------------------------------------------------------------

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that were effected by the Reporting Persons in the past sixty days are set forth in Exhibit B hereto.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON JUNE 19, 2009 IS AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

Family LP and the Funds are parties to a letter agreement with Jefferies High Yield Trading, LLC ("Jefferies"), pursuant to which each of Family LP, on the one hand, and the Funds, on the other hand, paid Jefferies a finder's fee in the amount of $500,000. The foregoing summary of the terms of the letter agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the letter agreement, which was attached as Exhibit D to the Schedule 13D filed with the SEC on June 19, 2009, and is incorporated herein by reference.

In addition, see Item 4.

--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:
Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Ltd.
By: Global Opportunities Breakaway Management, L.P.
By: Global Opportunities Breakaway Management GP, L.L.C., General Partner

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Management, L.P.
By: Global Opportunities Breakaway Management GP, L.L.C., General Partner

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Management GP, L.L.C.

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone

July 13, 2009

                                                                       Exhibit A

                                   AGREEMENT

     The undersigned agree that this Schedule 13D, Amendment No. 1, dated July 13, 2009 relating to the Common Stock, $0.01 par value of Zapata Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Ltd.
By: Global Opportunities Breakaway Management, L.P.
By: Global Opportunities Breakaway Management GP, L.L.C., General Partner

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Management, L.P.
By: Global Opportunities Breakaway Management GP, L.L.C., General Partner

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Management GP, L.L.C.

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone

July 13, 2009

                                                                       Exhibit B


                Transactions in the Common Stock, $0.01 par value
                -------------------------------------------------

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

Date of                       Number of Shares               Price per Share
Transaction                    Purchased/(Sold)

6/17/09                          3,296,228                       $7.50
7/9/09                              16,426                       $7.50

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                        Number of Shares              Price per Share
Transaction                     Purchased/(Sold)

6/17/09                          3,296,228                       $7.50
7/9/09                              16,426                       $7.50

TRANSACTIONS BY GLOBAL OPPORTUNITIES BREAKAWAY LTD.

Date of                        Number of Shares              Price per Share
Transaction                     Purchased/(Sold)

6/17/09                          3,296,228                       $7.50
7/9/09                              16,426                       $7.50






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